Filed by NewMedia SPARK plc
                Pursuant to Rule 425 under the  Securities  Exchange Act of 1933
                                Subject Company : GlobalNet Financial.com,  Inc.
                                                     Commission File No. 0-27043


The following press release was disseminated on June 15, 2001 with respect to the proposed acquisition by NewMedia Spark plc (LSE: NMS) of GlobalNet Financial.com Inc. (Nasdaq: GLBN / LSE : GLFA).

                               NewMedia SPARK plc

              Proposed acquisition of GlobalNet Financial.com, Inc.

15 June 2001

The Directors of NewMedia SPARK plc ("SPARK" or the "Company") announce that SPARK has entered into an agreement (the "Merger Agreement") to acquire all of the issued and outstanding share capital of GlobalNet Financial.com, Inc. ("GlobalNet"). The consideration payable will be 1.88 SPARK shares for each share of GlobalNet Common Stock and 0.188 SPARK shares for each share of Class A Common Stock in issue, equivalent to 55 cents per share of GlobalNet Common Stock and 5.5 cents per share of Class A Common Stock, which represents a premium of 38 per cent. over the price of a share of GlobalNet Common Stock as at close of business on 14 June 2001. Based upon the closing share price of SPARK shares and the prevailing exchange rate on 14 June 2001 this values the whole of the current issued share capital of GlobalNet at US$13.8m. The acquisition will involve SPARK will issuing up to 47.4 million new ordinary shares.

In addition, SPARK announces that Tom Hodgson has resigned as the non-executive director representing GlobalNet on the board of the Company with immediate effect, and that Michael Whitaker, the Chief Executive of the Company, has resigned as a non-executive director of GlobalNet with immediate effect.

GlobalNet announced at the time of its annual results in April 2001, its intention to streamline its operating business of financial websites and concentrate on maximising the value of its underlying portfolio of investments bringing its business model closer to SPARK's own business of pro-active, early-stage, technology investment.

Although GlobalNet's underlying portfolio of assets are potentially of substantial value, the directors of SPARK believe that GlobalNet currently lacks the balance sheet strength and resources to realise fully this value, and that the perceived financial weakness of GlobalNet is inhibiting its ability to negotiate attractive terms for divestment of its assets.

The directors of SPARK and GlobalNet believe that, given the current position of GlobalNet, GlobalNet's best option is to use its remaining resources to effect an orderly wind down and disposal of its remaining media businesses. The directors of GlobalNet have agreed to pursue this policy from the date of this announcement and believe that in conjunction with the backing of SPARK's financial and organisational resources this can be rapidly achieved.

It is anticipated that this will leave the merged entity in a position to realise the value of GlobalNet's underlying portfolio of assets by consolidating the mutual shareholdings and exploiting synergies between the investments of the enlarged group. GlobalNet's portfolio assets include, inter alia, a 24% shareholding in EO plc, a 30% shareholding in Synaptic Systems Limited and a holding of 5.3% of the outstanding ordinary shares in SPARK itself.

As Michael Whitaker and Luke Johnson, directors of the Company, and Glasshouse Associates Limited (a company which is controlled by a trust of which one of the beneficiaries is Thomas Teichman, the Chairman of the Company), Tom Hodgson and Stanley Hollander (former directors of the Company) are shareholders in GlobalNet, the transaction constitutes a related party transaction under the AIM Rules and will require shareholder approval in accordance with section 320 of the Companies Act 1985. The respective shareholdings in GlobalNet of Messrs. Whitaker, Johnson, Hodgson and Hollander and Glasshouse Associates Limited are:
1,222,153;   305,538;   1,500;   402,686;  and  1,527,690  shares  respectively,
representing 4.9, 1.2, 0.0, 1.6 and 6.1 per cent. respectively of the current issued share capital of GlobalNet.

Completion is therefore conditional among other things on the passing of a resolution to be proposed at an Extraordinary General Meeting of SPARK that will be convened by a circular to be sent to SPARK shareholders shortly.

The Merger Agreement contains representations and warranties from both the Company and GlobalNet and is conditional, among other things, upon the approval of a registration statement by the US Securities and Exchange Commission, the approval of a majority of the shareholders of GlobalNet, approval by the shareholders of SPARK and the absence of specified material adverse changes in the position of GlobalNet. The parties are also entitled to terminate the Merger Agreement in certain circumstances including in the event of a material breach of any of the warranties contained therein.

The SPARK directors expect the net asset value of the Company to be increased by approximately 5p per share as a result of the acquisition. In the year ended 31 December 2000, the operating loss of GlobalNet was approximately US$60.8million. The net assets of GlobalNet as at 31 December 2000 were approximately US$115 million.

The SPARK directors, having consulted with the Company's nominated adviser, Collins Stewart Limited, consider that the terms of the transaction are fair and reasonable insofar as SPARK's shareholders are concerned.

The SPARK directors intend to recommend unanimously that shareholders vote in favour of the resolution to be proposed at the Extraordinary General Meeting. SPARK's independent directors (being the SPARK directors other than Michael Whitaker and Thomas Teichman) intend to do so in respect of their own beneficial holdings amounting in aggregate to approximately 9.2% of the existing issued share capital of SPARK.

Forward-Looking Information: This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for SPARK's acquisition of GlobalNet; failure of GlobalNet and SPARK's shareholders to adopt the agreement providing for SPARK's acquisition of GlobalNet; the prevailing market values of various SPARK assets; and other economic, business, competitive and/or regulatory factors affecting SPARK's and GlobalNet's businesses and operations generally. Detailed information about factors pertinent to the business of GlobalNet that could cause actual results to differ is set forth in GlobalNet's filings with the Securities and Exchange Commission, including GlobalNet's Annual Report on Form 10-K, for the fiscal year ended December 30, 2000 and its most recent Quarterly Reports on Form 10-Q. GlobalNet and SPARK are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                             **********************

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by NewMedia SPARK plc and GlobalNet Financial.com, Inc. and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by SPARK and GlobalNet at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from SPARK or GlobalNet by directing such request to NewMedia Spark plc, 33 Glasshouse Street, London, W1B 5DG; telephone (44) 20-7851-7600 (Attention: Joel Plasco); or to GlobalNet Financial.com Inc., 33 Glasshouse Street, London W1B 5DG; telephone:
(44) 20-7851-8100 (Attention: Tom Hodgson). GlobalNet and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of GlobalNet shareholders to adopt the agreement providing for SPARK's acquisition of GlobalNet. The participants in this solicitation may include the directors and executive officers of GlobalNet, who may have an interest in the transaction including as a result of holding shares or options of GlobalNet. A detailed list of the names and interests of GlobalNet's directors and executive officers is contained in GlobalNet's Proxy Statement for its 2001 Annual Meeting, which may be obtained without charge at the Commission's web site at www.sec.gov.


Enquiries:

Joel Plasco, NewMedia SPARK plc                 Tel:       020 7851 7777

Kripa Radhakrishnan, Collins Stewart Limited    Tel:       020 7523 8350



This press release does not constitute an offer for any securities for sale. Investors and security holders are advised to read the proxy statement / prospectus regarding the transaction described in this press release, when it becomes available.